Exhibit 23.8

October 19, 2010

Xueda Education Group

A-4 Xibahe Beili

Chaoyang District

Beijing 1000028

People’s Republic of China

Ladies and Gentlemen:

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I, Julian Cheng,  hereby consent to the references of my name in the Registration Statement on Form F-1 (the “Registration Statement”) of Xueda Education Group (the “Company”), and any amendments thereto, which indicate that I have accepted the nomination to become a director of the Company. I further agree that immediately upon the completion of the initial public offering of the Company’s ordinary shares in the form of American depositary shares pursuant to such Registration Statement, I will serve as a member of the board of directors of the Company.

[signature page follows]

Sincerely,

/s/ Julian Cheng

Name: Julian Cheng

[Signature Page to WP Director Consent Letter]